Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Receives Nasdaq Notification of Non-Compliance with Minimum Bid Price Rule

TAIPEI, Taiwan, September 30, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today that on September 29, 2011 it received a letter from The Nasdaq Stock Market stating that for the previous 30 consecutive business days, the bid price of the company’s common stock closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Nasdaq letter has no immediate effect on the listing of the company’s common stock.

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), GigaMedia has been provided a grace period of 180 calendar days, or until March 26, 2012, to regain compliance by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days. If at any time before March 26, 2012, the bid price of the company’s common stock closes at $1.00 per share or more for a minimum of ten consecutive business days, Nasdaq will notify the company that it has achieved compliance with the Minimum Bid Price Rule.

If the company does not regain compliance with the Minimum Bid Price Rule by March 26, 2012, Nasdaq will notify the company that its common stock will be delisted from The Nasdaq Global Market. In the event the company receives notice that its common stock is being delisted from The Nasdaq Global Market, Nasdaq rules permit the company to appeal any delisting determination by the Nasdaq staff to a Nasdaq Hearings Panel. Alternatively, Nasdaq may permit the company to transfer its common stock to The Nasdaq Capital Market if it satisfies the requirements for initial inclusion set forth in Marketplace Rule 5505, except for the bid price requirement. If its application for transfer is approved, the company would have an additional 180 calendar days to comply with the Minimum Bid Price Rule in order to remain on The Nasdaq Capital Market.

The company intends to actively monitor the closing bid price of its common stock between now and March 26, 2012 and will evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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